FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2005

Commission File Number: 000-13345

Caledonia Mining Corporation
(Translation of registrant's name into English)

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario L5L 4L9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X__ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation
(Registrant)

By:_/s/ James Johnstone

Name: James Johnstone

Title: Vice President Operations

Dated:   March 24, 2005

Exhibit Index

Exhibit

Description

99.1

Press Release March 23, 2005

CALEDONIA MINING

CORPORATION

CALEDONIA MINING FOURTH QUARTER AND ANNUAL RESULTS CONFERENCE CALL & WEBCAST

Mr. Stefan Hayden, President and CEO of Caledonia Mining will host a Conference Call of the Fourth Quarter Results and for the year ended December 31st, 2004 on Wednesday March 30th at 10.30 am (EST).

 The Fourth Quarter Results will be available Tuesday March 29th, 2005.

Those persons wishing to participate in this conference can do so by calling one of the following dial-in numbers:

Toll free from inside North America Toll free from outside North America International toll number Local (Toronto area)	1-888-884-7063 +-800-1244-9138 [Note: No country code required] + 1-416-695-6321 (416) 695-6321

At the voice prompt all participants should enter the passcode 645311 followed by the number sign #.

If you wish to mute your phoneyou can do so by dialing 61 followed by the number sign # and dial 60 followed by the number sign # to unmute your line.

Mr. Stefan Hayden will be accompanied by members of his management team.

A recording of the conference will be available at the following telephone numbers for two weeks to April 12th. It will also be available on the Caledonia website at www.caledoniamining.com.

Toll free from North America

1-888-509-0081

International toll number

+1-416-695-5275

For further information please contact Caledonia Mining Corporation:

Deborah Angeloff

Alex Buck

Office Manager

buck-bias

Ontario, Canada

London, England

Tel: (1-905) 607-7543

Tel: +44 (0) 20 7384 0503

Fax: (1-905) 607-9806

Further information regarding Caledonia’s exploration activities and operations along with its reported financial results may be found on the Corporation’s website http://www.caledoniamining.com